FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at the Barbican, London today, the following speeches were given by Group Chairman, Douglas Flint, and Group Chief Executive, Stuart Gulliver.

Group Chairman, Douglas Flint, said:

I'm very pleased to have the opportunity to update you on events since we last met.

Let me say at the outset it remains an enormous privilege to be the Group Chairman of HSBC, possibly even more so in tumultuous times.

You will have noted that HSBC is now considered to be one of the four most systemically important global banks.

This position brings with it significant responsibility.

And it reinforces our commitment to support global growth by connecting our customers through our worldwide network to the trade and investment opportunities that fit with their ambitions.

Our financial performance in 2012 showed encouraging signs that this strategy is helping to deliver growth, thereby enabling ambitious businesses to thrive and economies to prosper.

This progress is set against the background of the continuing and, in many ways unprecedented, challenges facing the banking sector.

Banking has been given a huge wake-up call and as a globally systemic bank we are determined to play a leading part in restoring the reputation of the industry and thereby regaining society's trust.

Much of our strategic and managerial effort last year focused on reshaping HSBC and on banking reform.

Stuart Gulliver, the Group Chief Executive, will talk later on the reshaping of HSBC so let me turn to banking reform.

We are actively supporting the steps being taken by Governments and Regulators around the world to improve financial stability and the resilience of the industry.

The regulatory framework needs to safeguard the financial system and most importantly support a sustainable supply of credit for individuals and businesses in every part of the world.

The entire banking sector continues to face intense scrutiny.

Let me tell you today why I welcome that scrutiny.

We have a once-in-a-generation opportunity to reform banking and the broader financial industry.

We need to demonstrate that the business model of banking is fair, transparent, sustainable and meeting its core purpose of serving society.

The banking and economic crisis has demonstrated the need for us to explain the role of banks and their relationship with the public and the wider economy.

We need to do this to regain public trust and respect.

And we will only do this if our role is understood.

Without a strong banking sector we cannot have strong economies.

And within banking, the position of the customer has to be paramount.

Never has it been more important to put the customer first and to be seen to do so.

And to provide the means and support to help our customers fulfil their financial aspirations and ambitions.

That is our prime purpose and we should never lose sight of that.

This time last year I said we were all living through one of the most challenging times in recent history.

We still are. The challenges we face are different but still immense.

Major change is taking place throughout the global financial system.

These changes will affect us all.

Across the globe, the system of financial regulation is undergoing its biggest change since the Great Depression of the 1930s.

Progress has been made - key elements of the G20's regulatory reform agenda have been delivered globally.

However, it is worrying that an increasing number of countries appear to be acting unilaterally.

This puts at risk globally consistent regulation and also risks 'balkanizing' firms' capital and liquidity resources.

This risks a retreat from globalisation and greater financial exclusion - neither consistent with the pursuit of growth.

As a first priority we need to speed up the reform process.

Otherwise investor confidence in the sector will continue to be undermined.

Encouragingly there is a shared view now amongst policy makers, regulators and the industry that we should work together to address this.

Turning to HSBC in 2012, management made considerable progress delivering on the strategic priorities which the Board had asked management to address.

The Board's decision to focus on reshaping the Group through targeted disposals and closures and internal reorganisation is paying dividends.

It is bringing greater clarity and focus and is delivering sustainable cost improvement while ensuring incremental investment is available and directed towards the areas of greatest opportunity.

Encouragingly, there is growing external recognition that we are delivering against our strategic objectives. This was reconfirmed in the response to our Investor Update held last week.

This recognition, together with our overweight exposure to the world's more attractive economies, contributed to a total shareholder return of 39% over last year.

Seven per cent from dividends paid and 32% from share price appreciation.

Since we met at last year's AGM the share price has risen from 514 pence to 742 pence (an increase of 44%), and we have paid dividends of US$0.45 per share.

The market capitalisation was US$208.1bn at last night's close versus US$144.6bn at the same point last year.

I am pleased to be able tell shareholders that their company is again worth considerably more than its contributed capital.

We also remain among the highest dividend payers in the FTSE 100.

Stuart will cover the performance of the business in more detail shortly but it is pleasing that there was much to be positive about in HSBC's underlying performance in 2012.

I would now like to focus on our determination to adopt and enforce the highest behavioural and compliance standards in HSBC.

The circumstances leading to major US regulatory and law enforcement investigations of HSBC caused us grave concern.

We were humbled and horrified to discover failings of such magnitude.

By demonstrating that we had taken considerable steps to restructure the Group, reinforce controls and were committed to do whatever was necessary to impose the highest global standards, we reached a settlement with applicable law enforcement agencies and regulators last December.

Under the leadership of Stuart Gulliver, management is delivering on the Board's required enhancements to our control framework.

On top of this we have augmented significantly the Board's oversight and governance capabilities which I shall return to later.

As you will all be acutely aware, the last two years have been extremely damaging to HSBC's reputation and to our own perception of ourselves.

We experienced serious historical failings both in the application of our standards and in our ability to identify, and so prevent, misuse and abuse of the financial system through our networks.

We have apologised unreservedly to all our stakeholders and have paid huge penalties both in monetary cost and reputational damage. And I take this opportunity to apologise again in person.

More important than apologies, however, are the steps being taken to prevent recurrence.

Stuart is leading the work to simplify the business and reinforce risk management and control.

Our objectives and outcomes will be subject to independent validation through ongoing regulatory review. We welcome this.

In addition, an independent Monitor will report to both UK and US authorities.

This will bring additional rigour to the process of upgrading and enforcing our global standards.

To reinforce the Board's ability to exercise rigorous governance over these endeavours, we created a new Board committee, the Financial System Vulnerabilities Committee, in January.

This committee is providing governance, oversight and policy guidance over our framework of controls and procedures.

These controls and procedures are designed specifically to identify areas where HSBC may become exposed to financial crime or system abuse.

Five experts drawn from the highest levels of public service are supporting the committee.

Their expertise includes the combating of organised crime, terrorist financing, narcotics trafficking, tax evasion and money laundering as well as expertise in intelligence gathering and international payments systems.

They will provide invaluable guidance and advice, and most importantly challenge, as we strengthen our capabilities and enforce the highest standards.

Turning now to one of HSBC's most exciting long-term opportunities.

HSBC is well-placed to take a leadership role in the development of China's currency, the renminbi, or RMB.

As you will have seen from the film we firmly believe it will be a hugely significant driver on the world's economic stage.

China has led growth in the global economy over recent years.

As this continues China's trade with the rest of the world will grow and its domestic consumer market will become increasingly attractive.

Companies competing for a share of this growth will increasingly seek to use the renminbi to settle trade, make investments and fund their business.

This trend is well underway.

The RMB is increasingly part of normal day-to-day business for anyone trading with or investing in China.

Every international business with an eye on China should be considering the potential benefits of using the RMB.

RMB investment opportunities are being created around the world, supported by thriving offshore markets, particularly the offshore bond market.

The gradual opening of China's financial markets is creating investment opportunities on the Mainland.

The process of reform is accelerating.

The rise of the RMB will continue apace.

In volume terms we expect the RMB to become a top three global trade currency by 2015.

Within five years or so we expect it to be fully convertible, taking China's financial integration with global markets to a new level.

HSBC is today the leading international bank for the RMB worldwide.

We are already helping businesses and investors to seize the growing opportunities that the RMB represents.

This opportunity leverages our history, our networks and our trade and markets capabilities - to create a growth story for the future.

Much is currently being written and debated about the role banks should play in society.

We need to be part of that debate.

We need to regain the public's trust.

We need to prove that a strong economy needs a strong banking sector.

And that the economic success that underpins a harmonious society depends upon sustainable financing, confidence and trust in the financial system.

Banks will only earn public trust when they fulfil their primary purpose and play an effective role in their local communities. We are committed to that.

Within HSBC, many of my colleagues make tremendous personal contributions.

I want to take this opportunity to recognise and thank them.

HSBC's outreach in terms of community investment is primarily in the areas of education and the environment.

In 2012, in financial terms it amounted to some US$120m.

We extended our commitment to support NEETS, disadvantaged and vulnerable young people who are not in education, employment nor training.

We support the working of numerous local and international charities.

We also run our own staff-driven 'Future First' programme.

This is a global effort that helps street children, children in care and orphans to access education.

Initiatives under this programme are developed and supported by nearly 3,000 HSBC colleagues around the world.

In total, during 2012, over 100,000 HSBC colleagues spent almost three quarters of a million hours in volunteer activity.

The launch of HSBC's water programme gave me particular pride.

This is a five-year, US$100m commitment to support Water Aid, WWF and Earthwatch.

It will deliver freshwater and sanitation to poor rural communities in Asia and Africa, and educate local communities on sustainable water management in five major river basins around the world.

More than 7,500 HSBC staff will work with conservationists to address urban water management issues and learn to carry out scientific water research tasks.

The past year was the most difficult that I or any of my colleagues have faced, but at the end of the year HSBC was undoubtedly in a stronger position than it was at the beginning.

People often come together in adversity, learning lessons to help build a better, more secure future.

That is what has happened here.

Management drove through its restructuring programme against a backdrop of lower economic growth, legacy issues, and regulatory limitations.

Our staff had to rise above the damaging headlines and the general negativity around bankers and banking.

I have been inspired by the sheer hard work, co-operation and focus on the future of so many of HSBC's staff.

There is commitment at all levels to restoring and burnishing our distinctive reputation in banking.

On behalf of the Board I would like to recognise the huge contribution being made by HSBC's employees.

I also want to thank our clients and customers, our shareholders, our regulators, and those in Governments around the world who have put their trust in us to serve to the highest standards wherever we operate.

And finally, on behalf of the Board I want to pass on our deep gratitude to you, our shareholders, for entrusting us with the levers of this great institution.

Group Chief Executive, Stuart Gulliver, said:

Over the next few moments I want to show why you are right to own HSBC now, and how we plan to deliver better returns for you in future.

Let's start by taking a look at your bank's performance.

HSBC made significant progress in 2012, in two respects.

Against a challenging environment, characterised by low economic growth and a changing regulatory landscape, we grew the business.

Although reported profit before tax for 2012 was US$20.6bn, down 6% on 2011, this included US$5.2bn debit related to changes in the fair value of our own debt.

Underlying profit before tax was US$16.4bn, up 18% on 2011, primarily due to revenue growth and lower loan impairment charges in North America. It is on an underlying basis that we measure our performance.

Underlying revenue increased by 7%, led by our Global Banking and Markets business.

More than half of our underlying revenue came from our faster-growing regions: Hong Kong, the Rest of Asia Pacific, Middle East and North Africa and Latin America.

On a reported basis we achieved record profit before tax in Commercial Banking, as we maintained our position as the world's largest global trade finance bank.

While return on equity for the Group was 8.4%, down from 10.9% in 2011, this was primarily reflecting the adverse movement in fair value of own debt, a higher tax charge and higher average shareholders' equity.

Now, we also took action to strengthen our capital base, re-establishing our position as one of the best capitalised banks in the world, and providing a solid platform for organic growth.

Following this strong performance, we also saw a good start to 2013.

Underlying profit before tax for the first quarter of the year was US$7.6bn, up 34% on the same period in 2012.

These are good results because of our continued focus on capital, costs and governance.

Alongside these achievements there have also been challenges.

As Douglas outlined, since our AGM last year we reached agreement with the US and UK authorities in relation to past inadequate compliance with anti-money laundering and sanction laws.

This resulted in a fine of US$1.9bn, a deferred prosecution agreement, and a huge impact on HSBC's reputation.

We are doing everything we can to put right our past errors and strengthen the bank for the future. I will come back to this point later on.

The second respect in which we have made progress over the last year is in delivering our strategy.

This strategy was designed to deliver better returns for you, our owners, which I believe are clear in the results I've outlined.

But it was also designed to improve our control of the bank - to create the consistent structure and strong governance which we need to ensure that the highest standards of conduct and compliance can be delivered.

I'm pleased to say that we have transformed HSBC during the first part of this journey.

When we announced the strategy in May 2011 we said we would deploy shareholders' capital more effectively - and we have delivered.

We set out five filters through which we continue to test the strategic relevance of all our businesses. And we have added a sixth filter to assess whether there is an additional risk of financial crime.

As a result, by the end of the first quarter this year, we had announced a total of 52 transactions, exiting non-strategic markets and businesses, potentially releasing approximately US$95bn in risk-weighted assets.

We have also made significant progress in running down our legacy portfolios in the US - from US$72bn in 2009 to US$41bn in the first quarter of 2013.

Second, we said we would simplify HSBC, making it easier to manage, and make the bank more efficient with a target of US$2.5-3.5bn in sustainable cost savings by the end of 2013.

We have delivered on this. We have redrawn the structure of the firm, making it easier to manage and control. And we have exceeded our cost saving target, achieving US$4.0bn of annualised savings, by the end of the first quarter of 2013.

Third, we said we would position HSBC for growth.

 Again, we have delivered. Over the period from 2010 to 2012:

• Reported revenues in faster growing regions increased by 25%.
• Reported revenues in Commercial banking increased 20%.
• And we saw double-digit loan growth in 15 priority markets.

At the heart of the strategy was our analysis of the long-term trends which are shaping the global economy.

We argued:

• that the centre of gravity of the global economy was shifting;
• that by 2050, 19 of the top 30 economies would be from those now deemed 'emerging markets'; and
• that trade would continue to grow, driven by global imbalances.

Since then, the global macroeconomic environment has actually deteriorated quite significantly, affecting the emerging world.

But we believe the trends our strategy is based upon remain valid.

Despite the macroeconomic slowdown, GDP growth in our faster-growing markets has been three times higher on average than that of mature markets.

While trade is clearly affected by the overall macroeconomic environment, the faster-growing trade corridors remain those where HSBC is particularly well positioned - connecting faster-growing markets to each other, and to mature markets.

For example, here in the UK, we set up a £4bn fund in 2012 to support UK SMEs seeking to do business internationally.

The success of the scheme meant that we exceeded our original target, and by the end of 2012, we had approved lending through the fund of £5.1bn.

We have launched a new £5bn fund for 2013.

So we have transformed HSBC during the first phase of our strategy - positioning the bank strongly for future growth.

We will build on this foundation over the next three years with a clear plan to deliver consistent and superior financial results.

We have three priorities in particular:

1. Grow the business and dividends;
2. Execute Global Standards; and
3. Streamline processes and procedures.

We remain in a unique position to connect faster-growing and developed markets through our international network:

• HSBC bridges more than 90% of global cross-border trade and capital flows and connects customers to the world's biggest growth opportunities.
• Across our 22 home and priority markets our network is expected to cover approximately 58% of relevant expected total banking revenue growth to 2020.
• Over the next three years we will allocate risk-weighted assets to capture this growth and increase the dividend.

•    We are the leading bank internationally for China's currency, the renminbi. As Douglas has said, more and more companies and investors around the world are realising the advantages of adopting the currency in their dealings with China. We are ideally placed to win their business and benefit from this key emerging trend.

• And we are one of the best capitalised global banks, equipping us for regulatory change and allowing us the flexibility to capture new opportunities as they arise.

Next, we will complete the implementation of Global Standards across HSBC and invest in world-leading risk and compliance capabilities.

This phrase 'Global Standards' means implementing the highest or most effective financial crime controls everywhere in the world that we operate - and we are absolutely committed to delivering on this.

We have already put in place a series of demanding and clearly defined measures.

Ultimately if we can become leaders in this, I think there's a competitive advantage to be won.

Thirty years ago when I first joined HSBC, companies in Hong Kong used to record with pride in their Annual Report and Accounts, that their bankers were The Hongkong and Shanghai Banking Corporation.

They thought it implied they were a decent company because HSBC would only bank decent companies.

HSBC became like a kitemark for quality.

That's what we want to get back to - and that's what we're working to achieve.

Next, we will continue to manage costs and streamline our processes and procedures.

We expect this to generate a further US$2-3bn of sustainable savings over the next three years.

We have refined our cost efficiency target so that now our focus is on ensuring our revenues grow at a faster rate than our cost base.

Again this will give us greater flexibility to respond to on-going macro-economic and regulatory uncertainty, and to balance the need to invest in the business with a need for efficiency.

We have also renewed our target of 12-15% return on equity and set a minimum Basel 3 Common Equity Tier One target of 10%.

HSBC continues to be a strongly capital generative business.

So, finally, I'd like to say a few words about how we plan to allocate our capital.

First, we will look to invest in attractive organic growth opportunities - assessed, as I've outlined, according to their strategic fit, risk profile and financial returns across our global businesses and regions. Organic growth is our biggest priority during this next phase so investment naturally takes precedence.

Second, we will look to return surplus capital after investments back to you, our shareholders, through our progressive dividend policy. We have defined a target range of 40-60% for the dividend payout ratio, and will target the upper end of that range.

Third, should we find ourselves generating more capital than we can economically deploy, we will put ourselves in a position so that with regulatory and shareholder approvals we could consider share buy backs to avoid diluting returns.

But let me assure you that we will keep Scrip, because I know that it is really important for many of our retail shareholders.

Our focus is on investing in our Global Businesses and key markets to achieve targeted returns, growing dividends progressively and, where appropriate, returning surplus capital to our shareholders.

Throughout our history HSBC has been where the growth is, connecting customers to opportunities around the world, enabling economies to prosper and helping people to realise their ambitions.

With our strength in Asia, our unbroken presence in China over 148 years and our expertise in global trade, we have a fantastic platform on which to build.

Today, in the new environment for the banking industry, we are maintaining a distinctive position.

And we are confident that this position will deliver consistent and superior financial results.

By focusing on delivering our priorities of growth, global standards and streamlining the business, we can make HSBC the world's leading international bank: recognised for its consistent high performance and distinctive positioning across the faster-growing markets, and respected for its strong controls and high standards.

This is how we, as senior managers, aim to repay the trust that you, as shareholders, have placed in us.

Investor Relations enquiries to:

London
Guy Lewis	+ 44 (0)20 7992 1938	guylewis@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Media enquiries to:

London
Patrick Humphris	+ 44 (0) 20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 24 May 2013